Mail Stop 4561
Via fax: (510) 668-3059

May 20, 2010

Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re: Synnex Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Filed February 5, 2010**
> **Form 10-Q for Fiscal Period Ended February 1, 2010**
> **Filed April 9, 2010**
> **File No. 001-31892**

Dear Mr. Alsborg:

We have reviewed your response letter dated April 20, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 11, 2010.

Form 10-K for Fiscal Year Ended November 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   We note your response to our prior comment 6 including your intent to cash-settle and stated policy of such intention on page 8 of the Form 10-Q for the fiscal period ended February 28, 2010. Given the large amount of convertible debt outstanding and the company's liquidity position in terms of cash on hand and

other debt obligations, please tell us your consideration of including disclosure of the intention to cash-settle as well as possible sources of funding for such settlement in your discussion of liquidity and capital resources.

2.   Explain to us why you have not included the Convertible Senior Notes future cash obligation disclosure in both the "Contractual Obligations" table on page 45 or by ASC 470-10-50-1 in Note 13 on page 90.

Notes to Consolidated Financial Statements

3.   We note your response to our comment 4 regarding your investments classified as held to maturity. We further note that the related cash flows on page 5 of the Form 10-Q for fiscal period ended February 28, 2010 are labeled, "Proceeds from *sale* of held-to-maturity investments." Please confirm for us these investments are indeed held to maturity and are not sold and clarify your description in future filings.

Note 17- Segment Information, page 96

4.   We note your response to our comment 7 in which you state that except for Canada, no other foreign countries' assets were material. However, in the Form 10-Q for fiscal period ended February 28, 2010 we note on page 21 you do not disclose the assets located in Canada. Please confirm with us that you will disclose the amount of assets located in Canada in future filings as you have stated they are material in accordance with ASC 280-10-50-41.

Item 11. Executive Compensation, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Executive Compensation

Compensation Discussion and Analysis

Profit Sharing Plan, page 17

5.   Your response to prior comment 10 states that "to the extent the executive officers' individual performance objectives differ," you will disclose each of the executive officer's performance objectives and how the executive officer's performance resulted in the amount actually awarded. In your response letter, please confirm that you will disclose how each executive officer's performance resulted in the amount actually awarded, even if the individual performance objectives are the same for each executive officer.

Item 13. Certain Relationships and Related Transactions, page 106 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Certain Relationships and Related Person Transactions

Beneficial Ownership of Our Common Stock by MiTAC International, page 31

6. We note your response to prior comment 15. It appears that the disclosure relating to Mr. Miau's beneficial ownership reflected in the table on page 12 should be revised to include the 4,689,244 shares of the company's stock held by Peer Developments Ltd. for which Mr. Miau has shared voting and dispositive power. See Exchange Act Rule 13d-3(c). Additional explanation should then be included to reflect the amount of shares as to which Mr. Miau has sole voting power, shared voting power, sole investment power, or shared investment power. See Instruction 2 to Item 403 of Regulation S-K. In addition, because more than one beneficial owner will be listed for the same securities, appropriate disclosure should be added to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K.

7. In future filings, to the extent that you include disclosure regarding share purchases of MiTAC International related to the deferred compensation plan of Robert Huang, please include additional disclosure consistent with your response to prior comment 17. Also provide additional disclosure explaining how the deferred compensation plan operates.

Agreements with MiTAC International

Other Agreements, page 32

8. In future filings, to the extent that the registration rights agreement with certain holders of your common stock is still effective, please include disclosure consistent with your response to prior comment 19.

Form 10-Q for Fiscal Period Ended February 28, 2010

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue recognition, page 8

9. You disclose that beginning in the first quarter of 2010 the company recognizes revenue on certain service contracts, post-contract software support services and extended warranty contracts, where it is not a primary obligor, on a net basis.

You further disclose on page 27 that the 35% decrease in software sales from the three months ended February 28, 2010 compared to the three months ended February 28, 2009, is primarily due to this change. This appears to be a material change in your accounting policy. Please tell us the basis for the change with reference to the applicable revenue recognition guidance, whether it is a change in accounting principal or an error correction, the impact this change has on previous periods and how you have considered the guidance in ASC 260 in accounting for the change. Also please tell us your consideration in disclosing this policy change in your critical accounting policies.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Craig Wilson
Senior Assistant Chief
Accountant